SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems, Ltd. 2006 Third Quarter Results Release Scheduled for Monday, October 30, 2006 dated October 18, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems, Ltd. 2006 Third Quarter Results Release Scheduled for Monday, October 30, 2006


Wednesday October 18, 9:00 am ET

Conference Call Scheduled for October 30, 2006 at 10am EST

YAHUD, Israel, October 18 /PRNewswire-FirstCall/ -- Magal Security Systems (NASDAQ and TASE: MAGS), announced that it will be releasing its third quarter 2006 results on Monday, October 30th 2006, before the US market opens.

The Company will also be hosting a conference call on the same day at 10:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board, Mr. Izhar Dekel, CEO and Mrs. Raya Asher, V.P. Finance & CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: +1-866-860-9642
    Canada Dial-in Number: +1-866-485-2399
    ISRAEL Dial-in Number: +972-3-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610
    At:
    10:00am Eastern Time
    7:00am Pacific Time
    5:00pm Israel Time


A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: www.magal-ssl.com.


About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

    Company Contact
    Raya Asher, CFO (magalssl@trendline.co.il)
    Magal Security Systems
    +972-3-539-1444

    Investor Relations Contacts
    GK Investor Relations
    Ehud Helft (Ehud@gk-biz.com)
    Kenny Green (Kenny@gk-biz.com)
    +1-866-704-6710

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  October 19, 2006